UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TIB Financial Corp.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 per share

(Title of Class of Securities)

872449103

(CUSIP Number)

Christopher G. Marshall

North American Financial Holdings, Inc.

4725 Piedmont Row Drive

Charlotte, North Carolina 28210

Telephone: (704) 554-5901

(Name, Address and Telephone Number of Person
Authorized
to Receive Notices and Communications)

With a copy to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

May 5, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d‑1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: North American Financial Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 23,333,334 Shares (1)(2)
	8.	SHARED VOTING POWER: 0 Shares
	9.	SOLE DISPOSITIVE POWER: 23,333,334 Shares (1)(2)
	10.	SHARED DISPOSITIVE POWER: 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,333,334 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.2% (3)
14.	TYPE OF REPORTING PERSON: CO

(1) The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

(2) Includes 11,666,667 shares of Common Stock and 11,666,667 shares of Common Stock issuable upon the exercise of the Warrant (See Items 3, 5 and 6).

(3) Percentage calculated based on 24,016,602 shares of Common Stock outstanding, which is the sum of (i) 12,349,935 shares of Common Stock outstanding as of April 20, 2011, as reported on the Definitive Proxy Statement filed by TIB Financial Corp. with the Securities and Exchange Commission on April 29, 2011 and (ii) 11,666,667 shares of Common Stock issuable upon exercise of the Warrant referred to in the Schedule 13D (See Item 5).

            This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed by North American Financial Holdings, Inc. (the “Investor”) with the Securities and Exchange Commission on October 12, 2010, as amended by Amendment No. 1 filed on March 14, 2011 (the “Schedule 13D”).  Except as set forth below, all Items on the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meaning assigned to them in the Schedule 13D.  References in this document to numbers of shares of Common Stock reflect the impact of a reverse stock split that became effective after the close of business on December 15, 2010, at a ratio of 1:100.

ITEM 4.         Purpose of the Transaction

Item 4 of Schedule 13D is hereby amended by adding the following:

On May 5, 2011, the Investor executed an Investment Agreement with Green Bankshares, Inc. (“Green Bankshares”) pursuant to which the Investor expects, subject to the satisfaction or waiver of the conditions set forth in such Investment Agreement, to become a controlling shareholder of Green Bankshares (the “Green Bankshares Investment”).  One of the conditions to the completion of the Green Bankshares Investment under the Investment Agreement is that either (1) Green Bankshares obtains the affirmative vote of 80% of its shareholders needed to approve an amendment to the Green Bankshares charter or (2) the stock-for-stock merger of GreenBank, the subsidiary depository institution of Green Bankshares, with and into a subsidiary of NAFH that is expected to be NAFH National Bank, the Company’s majority owned subsidiary, at an exchange ratio based on the relative tangible book value per share of Green Bank and the NAFH subsidiary, has been approved and is reasonably capable of being consummated within three business days following the completion of the Green Bankshares Investment.  The Investor expects to seek regulatory approval for the merger of GreenBank with NAFH National Bank regardless of whether 80% of the Green Bankshares shareholders approve the amendment to the Green Bankshares charter.  The Investor may also seek to combine the Green Bankshares with the Investor.  There is no assurance that applicable regulatory approvals required for these transactions will be obtained, that the transactions described above will be consummated, or if consummated, as to the timing, price, structure or other terms of the transactions.

ITEM 5.         Interest in Securities of the Issuer

           Item 5 of Schedule 13D is hereby amended by deleting the second paragraph thereof and by replacing it with the following:

           As of the date this Amendment No. 2 was initially filed, Investor beneficially owns a total of 23,333,334 shares of Common Stock, which in the aggregate represents 97.2% of the Company’s outstanding Common Stock as of May 6, 2011.  This amount includes 11,666,667 shares of Common Stock issuable upon exercise of the Warrant.

ITEM 7.         Material to be Filed as Exhibits

                        Item 7 of Schedule 13D is hereby amended by adding the following:

Exhibit	Document
Exhibit 6	Investment Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Green Bankshares, Inc. with the Commission on May 6, 2011)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:             May 6, 2011

North American Financial Holdings, Inc.

By:      /s/ Christopher G. Marshall

Name: Christopher G. Marshall

Title: Chief Financial Officer

Exhibit Index

Exhibit	Document
Exhibit 6	Investment Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Green Bankshares, Inc. with the Commission on May 6, 2011)